ROPES & GRAY LLP PRUDENTIAL TOWER 800 BOYLSTON STREET BOSTON, MA 02199-3600 WWW.ROPESGRAY.COM

August 27, 2018

Angela Jaimes

(617) 951-7591

                           Angela.Jaimes@ropesgray.com

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Attn: David Orlic

Re:	Allianz Funds (Registration Nos. 33-36528 and 811-06161)—Responses to Comments on Post-Effective Amendment No. 200

Dear Mr. Orlic:

I am writing on behalf of Allianz Funds (the “Trust”) to respond to the comments by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission,” or, the “SEC”) on the Fund’s Post-Effective Amendment No. 200 (the “485(a) Amendment”) to the Fund’s Registration Statement on Form N-1A. The 485(a) Amendment was filed pursuant to Rule 485(a) under the Securities Act of 1933, as amended (“Securities Act”), on June 29, 2018 in connection with the annual update of the Registration Statement for all series of the Trust and to register Class R6 shares of AllianzGI Global Natural Resources Fund, AllianzGI Global Small-Cap Fund, AllianzGI Health Sciences Fund, AllianzGI Income & Growth Fund, AllianzGI Mid-Cap Fund, AllianzGI NFJ Large-Cap Value Fund and AllianzGI Technology Fund, each a preexisting series of the Trust. We received your oral comments regarding the 485(a) Amendment via telephone on August 8, 2018. Summaries of your comments and the Trust’s responses are set forth below. These responses are reflected, to the extent applicable, in Post-Effective Amendment No. 201 (the “485(b) Amendment”) to the Trust’s Registration Statement, to be filed effective August 28, 2018, pursuant to Rule 485(b) under the Securities Act.

General

1.	Comment: Please confirm supplementally if Class T shares of the Funds are currently available for purchase. If Class T shares are not available for purchase, please add disclosure to this effect.

Response: Class T shares of the Funds are not currently available for purchase. Applicable disclosure stating that Class T shares of the Funds “will commence operations on or after the date of the prospectus” is included in the “Management of the Funds” and “Financial Highlights” sections of the Trust’s registration statement. The Trust respectfully submits that the current location of the applicable disclosure is appropriate and compliant with Form N-1A.

Prospectus

AllianzGI Global Natural Resources Fund - Fees and Expenses of the Fund

2.

Comment: The Staff takes the position that “other expenses” for the new Class R6 shares cannot be estimated unless there is a component of the expenses that is specific to the new class. Please explain the class-specific component of these expenses.

Response: The Fund is subject to a “unitary fee” structure under which items that could otherwise be categorized as “other expenses” are borne by Allianz Global Investors U.S. LLC (“AllianzGI U.S.” or the “Adviser”) under its administration agreement with the Fund, and therefore reflected under “management fees” in the Annual Fund Operating Expenses table. The “other expenses” shown for Class R6 are based on the allocable share of the few expenses borne by other share classes (e.g., trustees’ fees) in the most recently completed fiscal year.

Performance Information

3.

Comment: Disclosure in the section titled “Performance Information” in each Fund Summary indicates that the performance information shown in the Average Annual Total Returns table for periods prior to the inception date of the Class R6 shares may be based on the performance of an older share class that dates back to the Fund’s inception, as adjusted to reflect certain fees and expenses paid by the newer class. Please explain the legal basis for using this adjustment method, particularly in light of the Quest For Value Dual Purpose Fund, Inc., SEC No-Action Letter (publicly available February 28, 1997).

Response: It has been the longstanding practice of funds advised by AllianzGI U.S. to adjust the inherited performance of a new share class of an existing fund based on differences in class-specific expenses relative to the oldest prior-existing share class, regardless of whether such adjustment results in an increase or decrease performance.

The Trust believes that its method of presenting adjusted performance is appropriate because it consistently uses the fees and expenses paid by the newer share class to adjust the older share class performance shown for periods prior to the inception of the newer share class. In cases where a straightforward adjustment is possible, the alternative method, using the fees and expenses of the older share class, would provide a less fair presentation because it would fail to adjust for fees and expenses that will actually be paid or otherwise borne by investors in the newer share class.

On October 27, 1998, J.B. Kittredge, formerly of this law firm, spoke with Barry Miller, the legal counsel then associated with the Office of Disclosure at the Division of Investment Management, about the Trust’s presentation of performance data in its prospectuses for newer share classes with lower expenses than a fund’s older share classes. This conversation resulted from the filing of a post-effective amendment to the Trust’s registration statement. The cover letter of that amendment specifically referred to Trust’s then-proposed (and now current) methodology so as to bring it to the attention of the Staff, and also referred to the Staff’s position in Quest For Value Dual Purpose Fund, Inc., SEC No-Action Letter (publicly available February 28, 1997). The methodology in question was the same as that used for presenting the performance in the prospectus and in the offering documents for the registered funds in the Allianz complex generally. The Trust understands that during this conversation Mr. Miller indicated that (a) he understood the Trust’s reasons for using its performance methodology, but (b) the Staff would not affirmatively approve of the Trust’s methodology. Mr. Miller also indicated that he understood that the Trust would use such methodology in the absence of further Staff action. The Trust has continued to present its performance using such methodology in its prospectuses and annual and semi-annual reports since October 1998. Although from time to time the Staff comments upon the methodology, the Staff has reaffirmed its understanding that the Trust would use such methodology in the absence of further Staff action, although the Staff has not affirmatively approved its use. We are not aware of any aspects of the substantial 2009 revisions to Form N-1A or related public statements by the Commission that provide further insight into the appropriateness of this methodology or specifically disapprove of such an approach.

As noted in the paragraph preceding the referenced bar charts, details regarding the calculation of a Fund’s class-by-class performance, including a discussion of any performance adjustments, are provided under “Additional Performance Information” in the Fund’s prospectus and statement of additional information (“SAI”).

4.

Comment: Please revise the following disclosure in the “Performance Information” section of each Fund’s Fund Summary to identify both the new share class and the pre-existing share class used to calculate adjusted performance.

“For periods prior to the inception date of a share class, performance information shown for such class may be based on the performance of an older class of shares that dates back to the Fund’s inception, as adjusted to reflect fees and expenses paid by the newer class. These adjustments generally result in estimated performance results for the newer class that are different from the actual results of the predecessor class due to differing levels of fees and expenses paid. Details regarding the calculation of the Fund’s class-by-class performance, including a discussion of any performance adjustments, are provided under ‘Additional Performance Information’ in the Fund’s prospectus and SAI.”

Response: The Trust believes that the existing disclosure, which directs shareholders to details in each Fund’s prospectus and SAI regarding the calculation of a Fund’s class-by-class performance, including a discussion of any performance adjustments, provides appropriate detail. The Trust respectfully submits that identifying the classes used to calculate adjusted performance, without additional detail, provides no material benefit to the investor. The Trust believes the current approach to this disclosure—a brief description of the methodology in each Fund Summary with reference to more detailed disclosure outlining the adjusted performance calculation used for each class of the relevant Fund—is presented in a reader-friendly and form-compliant manner.

5.	Comment: Please confirm supplementally why Class T share class performance is reported if the share class is not yet offered.

Response: It has been the longstanding practice of funds advised by AllianzGI U.S. to report estimated performance results calculated on a gross basis to all expenses. Other than a slight variation in sales charges, Class T shares of the Funds have the same expenses as the Funds’ Class A shares, which are currently offered. The Trust respectfully submits that the similarities between the two share classes allow for accurate estimates of performance that provide investors with a useful point of comparison.

Classes of Shares

6.

Comment: Please revise disclosure in the second paragraph of the “Classes of Shares”section to reflect applicable Staff guidance on intermediary-specific sales load variations. The language in the fourth sentence is not consistent with template relief from March 2017. In addition, please note the last sentence of the paragraph “waivers or reductions may be eliminated, modified, and added at any time without providing advance notice to shareholders” is not valid. It is the Staff’s position that these changes would require a filing and notice to shareholders.

Response: The disclosure in the “Classes of Shares” section has been revised, in relevant part, as follows (new language denoted by underline and deletions by ~~strikethrough~~):

The sales charge discounts and waivers available to investors who purchase and hold their Fund shares through different financial intermediaries may vary. Information regarding intermediary-specific sales charge discounts and waivers may be found in Appendix A to the Prospectus. ~~A shareholder transacting in Fund shares through an intermediary identified in Appendix A should carefully read the terms and conditions of Appendix A. The information in Appendix A may be provided by, or compiled from or based on information provided by the intermediaries identified in Appendix A. The Fund, the Adviser and the Distributor do not establish intermediary-specific policies and are not responsible for ensuring that you receive any discounts or waivers that may be available to you in this regard.~~ Please consult your intermediary with respect to any sales charge discount and/or waiver described in Appendix A. It is your responsibility to inform your financial intermediary or transfer agent upon purchasing Fund shares of your eligibility for a sales charge waiver or discount. ~~Waivers or reductions may be eliminated, modified, and added at any time without providing advance notice to shareholders.~~

Appendix A - Intermediary Sales Charge Discounts and Waivers

7.

Comment: On pages A-1 through A-3 of Appendix A, there are multiple references to “fund family.” It is the Staff’s position that the term “fund family” is not specific enough for shareholders. Please define this term, or revise the applicable disclosure.

Response: The term “fund family” as used in Appendix A, is defined by the each of the respective financial intermediaries in their own sales charge waiver policies. How the term is defined, as well the application of related waivers or discounts by the three financial intermediaries, may differ. Accordingly, to avoid undue investor confusion, the relevant disclosure has been revised as follows (new language denoted by underline):

Ameriprise Financial, Inc. (“Ameriprise Financial”), Merrill Lynch, Pierce, Fenner & Smith Inc. (“Merrill Lynch”) and Morgan Stanley Smith Barney LLC (“Morgan Stanley”) have implemented a schedule of sales charge discounts and waivers, as described below. Please contact the applicable financial intermediary with any questions regarding how it applies the policies described below and to ensure that you understand what steps you must take to qualify for any available waivers or discounts.

Statement of Additional Information (“SAI”)

8.

Comment: Arrangements described in the prospectus and/or SAI for cover of senior security positions, in some cases, do not appear to be consistent with existing Commission or Staff guidance. Please revise the disclosure consistent with such guidance or provide the basis for your positions. In addition, please limit this disclosure to derivatives the Funds utilize or intend to utilize. See Letter of Barry Miller (SEC) to Karrie McMillan (ICI) (July 30, 2010). We note without limitation the following sections describing cover positions:

•	Disclosure regarding credit default swaps in the first two paragraphs on page 26 and the third to last paragraph on page 28 of the SAI; and

•	Disclosure regarding asset coverage on page 32 of the SAI.

Response: The Funds have reviewed the derivatives-related disclosure in the 485(a) Amendment and believe that this disclosure is consistent with the referenced July 30, 2010 letter.

With regard to the specific disclosures referenced by the Staff in its comment, the Funds respond as follows:

Disclosure regarding credit default swap in the first two paragraphs of pages 26 and 28

The Funds note that, per SEC Staff guidance, including Investment Company Act Release No. 10666 (Apr. 18, 1979) (the “10666 Release”) and Dreyfus Strategic

Investing & Dreyfus Strategic Income, SEC Staff No-Action Letter (publicly available June 22, 1987) (“Dreyfus”), trading practices involving contractual obligations to pay in the future are subject to the requirements of Section 18 of the Investment Company Act of 1940, as amended (the “1940 Act”) and should be treated as “senior securities” unless: (i) the fund segregates liquid assets designated as such on the fund’s records with a value equal to the fund’s contractual obligations, determined daily on a marked-to-market basis; or (ii) the fund “covers” its obligations (e.g., a fund with a short position in a futures contract could “cover” its obligations by entering into an offsetting transaction whereby it owns the instruments or currency underlying the contract in an amount sufficient to satisfy its obligations thereunder). By way of additional example, according to Dreyfus, a fund that has a long position in a futures or forward contract could “cover” its obligations thereunder by entering into an offsetting transaction (i.e., purchasing a put option on the same futures or forward contract with a strike price at least as high as the price of the contract held by the fund).

The Funds submit that the referenced disclosure, including the phrase “enter into certain offsetting positions,” is used in a manner that is consistent with the 10666 Release and its progeny, which include Dreyfus, and is intended to convey the fact that the Funds’ commitments with respect to trading practices involving contractual obligations to pay in the future will be covered by either segregating assets or entering into transactions that act to “offset” (i.e., “cover”) its obligations. To the extent the Funds cover short credit default swap positions with appropriate offsetting transactions (by, for example, buying protection through a credit default swap on the same underlying asset), the Funds believe that such practices are compliant with applicable SEC guidance.

Disclosure regarding asset coverage on page 32

The Trust confirms that it evaluates the Funds’ derivative positions for purposes of asset segregation, including in connection with total return swaps, based on the value of the Funds’ obligations under the derivatives instruments (which may include market value or notional value, depending on the circumstances), in a manner the Trust believes is consistent with the 10666 Release and related guidance issued by the Staff. The Trust notes that in December 2015 the Commission proposed rule changes relating to this topic that, if adopted as proposed, would affect the Fund’s future approach to compliance with section 18(f) of the 1940 Act.

9.	Comment: Please incorporate disclosure responsive to Item 33 of Form N-1A.

Response: The Trust has incorporated the referenced disclosure.

* * * * *

Please do not hesitate to call me (at 617-951-7591) or George B. Raine (at 617-951-7556) if you have any questions or require additional information.

Kind regards,

/s/ Angela C. Jaimes
Angela C. Jaimes, Esq.

cc:	Thomas J. Fuccillo, Esq.
Debra Rubano, Esq.
George B. Raine, Esq.